UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2013

Commission File Number 000-26495

COMMTOUCH SOFTWARE LTD.
(Translation of registrant’s name into English)

1 Sapir Road, 5th Floor, Beit Ampa, P.O. Box 4014, Herzliya 46140, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

COMMTOUCH SOFTWARE LTD. (the “Company”)
FORM 6-K

Purposes of this Report

1.	Attached as Exhibit 99.1 is the Company’s Notice of Annual Meeting of Shareholders and Proxy Statement for the meeting to be held on December 24, 2013.

The Notice of Annual Meeting of Shareholders and Proxy Statement attached as Exhibit 99.1 to this Report on Form 6-K, are hereby incorporated by reference into the Registrant's Registration Statements on Form S-8, Registration Nos. 333-94995, 333-141177, 333-65532, 333-151929, 333-162104, 333-174748 and 333-180453, and on Form F-3, Registration No. 333-131272, to be a part thereof from the date on which this Report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMMTOUCH SOFTWARE LTD. (Registrant)

Date: November 19, 2013	By	/s/ Brian Briggs
Brian Briggs
Chief Financial Officer

Exhibit Index

Exhibit Number	Description of Exhibit

99.1	Notice of Annual Meeting of Shareholders and Proxy Statement